SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
(Check one):	[X] Form 10-KSB;	[ ] Form 20-F;	[ ] Form 10-QSB;	[ ] Form N-SAR
For period ended: December 31, 2006
[ ]	Transition Report on Form 10-K and Form 10-KSB
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q or Form 10-QSB
[ ]	Transition Report on Form N-SAR
For the transition period ended _____________

SEC File Number 33-19961

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________.

PART I - REGISTRANT INFORMATION
Diamond I, Inc.
(Full Name of Registrant)

(Former Name, if Applicable)
8733 Siegen Lane, Suite 309, Baton Rouge, Louisiana 70810
(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-KSB could not be filed because the independent auditors of Registrant have not completed the preparation of Registrant's audited financial statements.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.
David Loflin	(225) 341-4004
(Name)	Telephone Number, including area code
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes	[ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannon be made.

During the year ended December 31, 2005, Registrant incurred an one-time impairment loss of $16,306,527. For the year ended December 31, 2006, Registrant incurred no such one-time charge against its earnings. In addition, Registrant expects that its loss for the year ended December 31, 2006, will be approximately $2,000,000 compared to a net loss of $21,572,574 for the year ended December 31, 2005.

DIAMOND I, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By:	/s/ DAVID LOFLIN
David Loflin
President and Acting Chief Financial Officer [Principal Accounting Officer]